UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2025

Commission file number 001-36898

COLLIERS INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the registrant’s registration statement on Form F-10 (File No. 333-277184).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

COLLIERS INTERNATIONAL GROUP INC.

Date: April 2, 2025	/s/ Christian Mayer
Name: Christian Mayer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Description of Exhibit

99.1	Management Information Circular for the April 1, 2025 Annual and Special Meeting of Shareholders.
99.2	Form of Proxy for the April 1, 2025 Annual and Special Meeting of Shareholders